UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On May 16, 2016, Formula Systems (1985) Ltd. (“we,” “us” or the “Company”) issued a press release entitled “Formula Systems Announces Filing of Annual Report for the Year Ended December 31, 2015 and Transition to IFRS for 2016.” A copy of the press release is annexed to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: May 16, 2016	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

Exhibit Index

Exhibit No.	Description of Exhibit
99.1	Press release, dated May 16, 2016, issued by Formula Systems (1985) Ltd. entitled “Formula Systems Announces Filing of Annual Report for the Year Ended December 31, 2015 and Transition to IFRS for 2016”